Mail Stop 7010

            November 1, 2005

Mr. Mark G. Meikle
Vice President, Finance and Chief Financial Officer
Roanoke Electric Steel Corporation
P.O. Box 13948
Roanoke, Virginia 24038-3948

	RE:	Form 10-K for fiscal year ended October 31, 2004
Forms 10-Q for the periods ended January 31, April 30 and July 31,
2005
		File No. 0-2389

Dear Mr. Meikle:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at
(202) 551-3741 or, in his absence, to the undersigned at (202)
551-
3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief





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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE